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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                                  PRESS RELEASE

                 CEZ TO ACQUIRE THE BULGARIAN POWER PLANT VARNA,
                  ADDING 10% TO CEZ GROUP'S INSTALLED CAPACITY

Sophia, May 4, 2006 - CEZ Power Company and representatives of the Bulgarian Privatization Agency have signed a privatization contract for the purchase of a black-coal-fired plant in Varna. With its installed capacity of 1,260 MW, the plant will increase the generating capacity of the CEZ Group in the Czech Republic and Poland by nearly 10%. CEZ also signed a Memorandum with the Bulgarian Ministry of Economy and Energy committing CEZ to invest an amount of 40m EUR into power projects in Bulgaria within 4 years.

"This day is another milestone in the fulfilment of our vision of becoming number one in the electricity markets in Central and South-Eastern Europe. It is very pleasant that we have managed to acquire a part of power generation in Bulgaria, where we have owned a part of distribution since last January," Jiri Borovec, Vice-Chairman of the Board of Directors and director of the production division of CEZ, said at the signing of the contract.

"CEZ Group has long-term experience in operating thermal plants and making them more environmental friendly; their installed capacity accounts for more than half of our production portfolio. In the years 1992-1997 we completely desulphurized all our thermal plants, which now meet the tough EU emission standards. We are now preparing a comprehensive program for the renewal of our production portfolio. We are planning to use all that experience in the case of the Varna power plant as well," added Jiri Borovec.

"The privatization of Varna TPP is crucial to the sustainable development and the security of supply of the Bulgarian energy sector before the country's accession to the EU. I am glad that CEZ as a strategic investor, after taking its first steps in Bulgaria, remains focused on the opportunities in the Bulgarian energy market and has committed itself to bringing Varna TPP up to EU standards," said Rumen Ovcharov, Bulgarian Minister of Economy and Energy on the occasion of the signing of the Varna TPP deal.

CEZ will pay an amount of over 206m EUR (about VZK 5.8 billion) for 100% of shares in the Varna plant to the Bulgarian government. Another almost 100 million EUR (about CZK 2.8 billion) will be used for a 16% capital increase, bringing the total investment in Varna to 306m EUR.

In addition, CEZ also signed a memorandum with the Ministry of Economy and Energy committing CEZ to invest an amount of 40m EUR into power projects in Bulgaria within 4 years. These projects involve, for example, electricity from renewable sources - hydroelectric power plants, biomass combustion, or power infrastructure projects.

The closing of the transaction (i.e. share transfer and payment of the purchase price) is expected to take place in the next few weeks, following the satisfaction of the conditions precedent, i.e. the clearance by the Bulgarian antitrust office and the negotiation with NEC of the conditions for the operation of the plant under the "cold reserve."

"Given our long-lasting commitment to the Bulgarian power industry, we are glad that we are adding an important plant to the present three distribution companies. Our experience with the local environment has been positive so far, and we feel a very close relation between our cultures. Our Bulgarian colleagues are actively participating in the work of the entire CEZ Group, not only in Bulgaria. After our presence in Bulgaria for two years, we can say that the entry into this market was a step in the right direction. This is confirmed by last year's strong performance of our Bulgarian distribution companies, and both sides benefit from the integration," Tomas Pleskac, Member of the Board of Directors and director of distribution division, commented on the signing of the contract.

The Varna power plant is situated in the South-Eastern Bulgaria near the Black Sea port of the same name, and its location therefore offers a fairly significant logistic advantage. Due to its installed capacity of 1,260 MW
(6 x 210 MW), Varna will become the largest conventional plant of the CEZ Group, making the largest power plant so far - the Prunerov plant II (5 x 210 MW) in North Bohemia - number two. Varna burns imported black coal, and in 2003 it generated about 2.3 TWh of electrical energy. The production in the following ten years,

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however, is expected to increase gradually to a level of 4 - 6 TWh, due mainly to modernization and a growing demand for electricity in Bulgaria and the whole South-Eastern region of Europe.

In its foreign expansion, the CEZ Group has already succeeded in Bulgaria, where it has acquired three distribution companies in the west of the country since January 2005. As regards distribution, CEZ has also acquired the Romanian distribution company Electrica Oltenia, which supplies power to the region directly neighbouring the Bulgarian distribution area of the CEZ Group. With respect to power generation, CEZ concluded with the American PSEG a contract for the purchase of two power companies, Elcho and Skawina, at the beginning of this year, and is continuing to seek new opportunities in its target region of Central and South-Eastern Europe.

ATTACHMENT:

INSTALLED CAPACITY OF CEZ GROUP
Czech Republic                     12,298 MW
Poland                                810 MW   Elcho and Skawina Plants
Bulgaria                            1,260 MW   Varna Plant
                                   ---------
Total                              14,368 MW
                                   ---------

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CEZ, a. s.
                                                  ------------------------------
                                                  (Registrant)

Date: May 4, 2006

                                              By: /s/ Libuse Latalova
                                                  ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration

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